EXHIBIT 99.1

Endeavour Silver Achieves Commercial Production at El Compas Mine in Zacatecas, Mexico

VANCOUVER, British Columbia, April 01, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces that commercial production was achieved in mid-March at the El Compas mine in Zacatecas, Mexico.  El Compas is the Company’s fourth mine in Mexico, and the first of three development projects being developed to expand production, reduce costs and drive organic growth.

The Company owns and operates three other underground silver-gold mines in Mexico; the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.  Endeavour has now completed commissioning of its fourth mine, El Compas in Zacatecas, is advancing the Terronera project in Jalisco to a development decision and exploring the Parral project in Chihuahua to expand resources.

Bradford Cooke, CEO and Director, commented, “We are pleased to announce that the El Compas mine and plant have operated smoothly at above 80% of design capacity since mid-February.  The start-up issues we experienced have all been resolved, we now have a spare mill trunnion on site, and our focus has moved to optimizing the production tonnes, grades and recoveries.”

El Compas has a nominal plant capacity of 250 tonnes per day (tpd) at estimated recovery rates of 83% gold and 50% silver.  From February 18 to March 17, the operation processed development ore from stockpile at an average production rate of 232 tpd (93% of design rate) and recovery rates of 73.5% gold (88% of design rate) and 45.5% silver (63% of design rate but only 13% of revenue).

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including production and recovery rates and continued commercial production at the El Compas mine, changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour at the El Compas mine and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the El Compas mine and the Company’s mining operations generally, no material adverse change in the market price of commodities, mining operations will operate and the mining production will continue in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.